SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 19, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on March 19, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 March 2009
ING nominates Tineke Bahlmann and Jeroen van der Veer as new members of the Supervisory Board
ING Group will propose to the 2009 annual General Meeting (AGM) the appointment of two new members to the Supervisory Board: Tineke Bahlmann and Jeroen van der Veer. Upon decision by the AGM, which will be held on Monday, 27 April 2009, the appointment of Tineke Bahlmann will be effective as of 27 April 2009, whereas the appointment of Jeroen van der Veer will be effective as of 1 July 2009. The proposed appointments have been approved by the Dutch central bank (DNB). Tineke Bahlmann is recommended for nomination by the Dutch government. As a State nominee, Tineke Bahlmann will replace Peter Elverding who will succeed Jan Hommen as Chairman of the Supervisory Board.
Tineke Bahlmann (1950, Dutch) is a member of the Dutch Media Authority and will become the chairman of the Authority as of 1 April 2009. She is a professor of Business Administration at the University of Utrecht. She is vice-chairman of the Supervisory Board of Nedap and a member of the Supervisory Board of Deloitte Holding. Previously she was the director Strategy Rabobank Groep and she was a member of the Supervisory Board of Triodos Bank. Tineke Bahlmann is currently also a member of the Board of CSR Netherlands and a member of the Board of De Baak.
Jeroen van der Veer (1947, Dutch) was appointed as chief executive of Royal Dutch/Shell in March 2004. He joined Shell in 1971 and held a number of senior management positions around the world before he was appointed as a group managing director in 1997. He is a non-executive director of Unilever and nominated as vice chairman of the Unilever board. Since June 2007 he is chairman of the European Round Table Energy and Climate Change Working Group. Jeroen van der Veer will become a member of the Supervisory Board of Philips and of Het Concertgebouw as of 1 July 2009.
Eric Bourdais de Charbonnière and Wim Kok will retire from the Supervisory Board after the 2009 AGM.
Additional information on the composition of the Supervisory Board of ING Group is included in ING’s Annual Report that was published today on www.ing.com
Press enquiries
Anneloes Geldermans
ING Group
+31 20 5416526
anneloes.geldermans@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: March 19, 2009